Mail Stop 3561

April 15, 2009

Via U.S. Mail and Facsimile

Mark Kurtz
Chief Financial Officer
Haights Cross Communications, Inc.
10 New King Street, Suite 102
White Plains, NY 10604

> RE: **Haights Cross Communications, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Form 10-Q for the quarterly period ended June 30, 2008**
> **Form 10-Q for the quarterly period ended September 30, 2008**
>
> **File No. 333-109381**

Dear Mr. Kurtz:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Mark Kurtz, Chief Financial Officer
(914)289-9481